Exhibit 99.4

SHARES OF COMMON STOCK
OFFERED THROUGH SUBSCRIPTION RIGHTS DISTRIBUTED TO SHAREHOLDERS OF
PEOPLES COMMUNITY BANCORP, INC.

To: Securities Dealers, Banks, Trust Companies and Other Nominees

This letter is being distributed to you in connection with the offering by Peoples Community Bancorp, Inc. of non-transferable subscription rights to purchase up to 1,365,674 shares of common stock at a price of $      per share. The subscription rights for this rights offering were distributed to holders of record of Peoples Community Bancorp, Inc. common stock as of the close of business on January    , 2004. The rights offering and subscription rights are described in the enclosed Prospectus. Certain members of the general public, as described in the Prospectus, may purchase any shares of common stock not subscribed for in the rights offering.

Each beneficial owner of common stock registered in your name or the name of your nominee is entitled to one subscription right for every two shares of Peoples Community Bancorp, Inc. common stock owned by the shareholder on January    , 2004. We will not distribute any fractional subscription rights, but will round the number of subscription rights up to the nearest whole number. Each subscription right entitles the holder to purchase one share of common stock at $        per share. In addition, if all subscription rights are exercised by the holder, the holder may elect, pursuant to the Oversubscription Privilege, to order any amount of additional shares in the rights offering at the same price, subject to availability of Peoples Community Bancorp, Inc. shares and subject to proration, if necessary. No person is permitted to purchase shares of Peoples Community Bancorp’s common stock in the offering which, when added to current holdings, would exceed 9.9% of the total number of Peoples Community Bancorp’s outstanding shares after the offering. We are asking you to contact your eligible clients for whom you hold shares of common stock registered in your name, or in the name of your nominee, to obtain instructions with respect to the subscription rights. Enclosed are several copies of the following documents:

1.                    Prospectus (including our 2003 Annual Report);

2.                    Subscription Certificate (need not be distributed);

3.                    Instructions For Use of Subscription Certificate (need not be distributed);

4.                    Form of Broker Letter to Clients, which you may choose to send to your clients;

5.                    Beneficial Owner Election Form;

6.                    Nominee Holder Certification; and

7.                    Return envelope addressed to Peoples Community Bancorp, Inc.

YOUR PROMPT ACTION IS REQUESTED. THE RIGHTS OFFERING AND SUBSCRIPTION RIGHTS WILL EXPIRE AT 5:00 P.M. EASTERN TIME ON                 , 2004 (THE “EXPIRATION DATE”). Subscription rights can be exercised by delivering a properly completed and executed Subscription Certificate and payment in full to Peoples Community Bancorp, Inc. as indicated in the Prospectus and the Instructions For Use of Subscription Certificate, so that we receive such documents and payment prior to 5:00 p.m. Eastern Time on the Expiration Date. Complete and submit to Peoples Community Bancorp, Inc. the Nominee Holder Certification, if applicable.

Additional copies of the enclosed materials may be obtained and questions may be answered by contacting the Information Agent, Keefe, Bruyette & Woods, Inc., toll free at (877) 798-6520.

YOU ARE NOT AN AGENT OF PEOPLES COMMUNITY BANCORP, INC., KEEFE, BRUYETTE & WOODS, INC., OR ANY OTHER PERSON WHO IS DEEMED TO BE MAKING OR WHO IS MAKING OFFERS OF COMMON STOCK IN THE RIGHTS OFFERING, AND YOU ARE NOT AUTHORIZED TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.

Very truly yours,

Jerry D. Williams
President and Chief Executive Officer